ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2010

DATED: March 10, 2011

PRELIMINARY NOTES

In this Annual Information Form (“AIF”), Sprott Resource Lending Corp. (formerly Quest Capital Corp.) and its subsidiaries are referred to as "Sprott Resource Lending" or the “Company”. All information contained herein is presented as at December 31, 2010, unless otherwise stated. On September 8, 2010, Sprott Resource Lending Corp. changed its name from Quest Capital Corp. (see “Rebranding” herein).

Canadian Generally Accepted Accounting Principles

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2010. The audited consolidated financial statements and MD&A are available under the Company’s profile on the SEDAR website at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this AIF and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this AIF, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results.

To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions.

Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially from forward-looking statements include, but are not limited to:

  general declines in the value of real estate and resource companies;

  changes in the Company’s ability to realize on security or dispose of security granted by borrowers in respect of loans which default;

  our ability to manage the defaults of borrowers;

  changes in the Company’s ability to reinvest cash, as its current loans become due, in loans that meet its current lending criteria;

  changes in the Company’s ability to identify creditworthy loan candidates;

  changes in the Company’s ability to manage its credit risk;

  changes in the Company’s ability to attract and retain key management and personnel;

  the ability of the Company to maintain its Management Services Agreement and Partnership Agreement (defined herein under “Material Contracts”) with Sprott Lending Consulting LP;

  changes in applicable regulatory requirements and regimes;

  interest rate fluctuations;

  the impact of competition; and

  other risk factors including, but not limited to, those under "Risk Factors" in this AIF.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this AIF are expressly qualified in their entirety by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Sprott Resource Lending Corp. was incorporated on October 27, 1980 under the name “Viceroy Petroleums Ltd.” pursuant to the laws of the Province of British Columbia. On April 6, 1984, the Company amalgamated with B&B Resource Inc. which was incorporated pursuant to the laws of the Province of British Columbia. The amalgamated company continued its operations as “Viceroy Resource Corporation”. On June 30, 2003, the Company completed a reorganization by way of a statutory plan of arrangement. On September 8, 2010, Sprott Resource Lending Corp. changed its name from Quest Capital Corp. (see “Rebranding”).

Effective March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (British Columbia) (the “New Act”) and repealed the former Company Act (British Columbia) which had previously governed the Company. The New Act removed many of the restrictions contained in the former Act, including restrictions on the residency of directors and the location of annual general meetings and limits on authorized share capital. The New Act also used new forms and terminology. Effective May 17, 2004, the Company completed a mandatory transition rollover under the New Act and substituted a Notice of Articles for its Memorandum.

At its annual and special general meeting held on June 16, 2004, the Company’s shareholders approved the removal of certain provisions that applied to the Company relating to restrictions in the former Act and were no longer required under the New Act. In addition, the shareholders approved new articles (the “New Articles”) to make the Company’s charter documents consistent with the New Act. As permitted by the New Act, these altered the authorized capital of the Company from 500,000,000 Class A Subordinate Voting Shares, 500,000,000 Class B Variable Multiple Voting Shares, 250,000,000 First Preferred Shares and 250,000,000 Second Preferred Shares to an unlimited number of Class A Voting Shares, Class B Voting Shares, First Preferred Shares and Second Preferred Shares, all without par value. These changes were effected and the British Columbia Registrar of Companies issued a new Notice of Articles to Sprott Resource Lending Corp. on June 21, 2004.

Effective October 8, 2004, the Company completed the conversion of its Class B Voting Shares to Class A Voting Shares on the basis of 1.25 Class A Shares for each Class B Voting Share held. Effective April 19, 2005, the Class B Voting Shares were cancelled and the designation of the Class A Voting Shares was changed to Common Shares. Effective December 31, 2006, the Company completed a vertical amalgamation with its wholly-owned subsidiary, Quest Mortgage Corp.

At its annual and special general meeting held on April 30, 2007, the shareholders of the Company approved its continuance under the Canada Business Corporations Act (the “CBCA”) and on August 22, 2007, Sprott Resource Lending Corp. was continued under the CBCA.

At its annual and special general meeting held on May 27, 2008, the shareholders of the Company approved the repeal of By-law No. 1 and the adoption of By-law No.2 as well as certain amendments to the Company’s articles of continuance of a housekeeping nature. The amendments are more fully described in the Management Proxy Circular dated April 22, 2008 which is available on SEDAR at www.sedar.com.

Effective December 30, 2008, the Company completed a private placement of $40 million of Cumulative 13.5% First Preferred Shares, Series A, with voting rights. In September 2009, the Preferred Shareholders agreed to waive their retraction rights and further agreed to amend the redemption provisions, allowing the Company to redeem the preferred shares in tranches of at least $2,500,000. In addition, the effective dividend rate was reduced from 13.50% to 12.75% on October 1, 2009 and with a further reduction to 12.00% on January 1, 2010. In December 2009, the Company repurchased and retired all of its $40 million First Preferred Shares, Series A.

On June 30, 2009 a total of 447,423 Common Shares were cancelled and returned to treasury pursuant to the expiry of a six year sunset clause provision in connection with the statutory plan of arrangement completed on June 30, 2003. The sunset clause provided that shareholders holding shares of “former” companies of the Company had six years from the June 30, 2003 to exchange their shares for Common Shares of the Company. Any shares not exchanged prior to the Deadline were forfeited and deemed to be surrendered to the Company, together with all dividends or distributions thereon for no consideration.

On December 16, 2009 the Company received approval from the Toronto Stock Exchange (the “TSX”) for a normal course issuer bid (“NCIB 1”), under which the Company was able to make open market purchases of its Common Shares over the TSX. Purchases pursuant to the NCIB 1 commenced on December 18, 2009 and terminated on December 17, 2010. Under the NCIB 1, Sprott Resource Lending purchased and subsequently cancelled 11,934,400 Common Shares.

On June 10, 2010, the Company announced a substantial issuer bid to repurchase and cancel up to $60 million of its then currently issued and outstanding Common Shares by way of a so called “Dutch Auction” at prices from $1.35 to $1.60 per Common Share. The substantial issuer bid expired on August 30, 2010 and subsequently 489,342 shares were repurchased and cancelled at a purchase price of $1.60 per Common Share.

At its special meeting held on August 17, 2010, the shareholders of the Company approved amendments to the Company’s articles of continuance to change the Company’s name from “Quest Capital Corp.” to “Sprott Resource Lending Corp.” and to increase the maximum number of directors of the Company from ten to eleven.

In conjunction with the Rebranding, Sprott Inc. and its affiliates (including its employees and clients) were able to participate in a private placement of the Company’s Common Shares of up to $25 million at the lower of the substantial issuer bid conducted in August 2010 or $1.60 per Common Share. On September 7, 2010 15,625,000 Common Shares were issued at $1.60 per Common Share.

On March 8, 2011 the Company once again received approval from the TSX for a normal course issuer bid (“NCIB 2”), under which the Company may make open market purchases of its Common Shares over the TSX. Purchases pursuant to the NCIB 2 were available to commence on March 16, 2011 and will terminate on March 15, 2012 or on such earlier date as the Company may complete its purchases or otherwise terminate the bid.

Under the NCIB 2, the Company may purchase up to 9,881,214 Common Shares, which represents approximately 10% of the total of the Company’s public float. Sprott Resource Lending has 154,694,758 Common Shares issued and outstanding as at February 14, 2011 and its public float is approximately 98,812,140. The actual number of shares purchased, the timing of the purchases and the prices at which the shares will be purchased will depend upon future market conditions. At the date of this Annual Information Form, the Company had not purchased any Common Shares under NCIB 2.

The registered office of the Company is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. Its principal office is located at 550 Burrard Street, Suite 1028, Vancouver, British Columbia V6C 2B5.

Intercorporate Relationships

The subsidiaries of Sprott Resource Lending, together with their respective jurisdictions of incorporation and the ownership interests for each subsidiary, are set out in Schedule "A" attached hereto.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Overview

Sprott Resource Lending is a public company listed on the TSX in Canada and, the NYSE AMEX previously the American Stock Exchange (“AMEX”) in the United States of America. Effective June 16, 2009, the Company cancelled its listing on the Alternative Investment Market of the London Stock Exchange in the United Kingdom.

Rebranded as a Natural Resource Lender

On June 10, 2010 the Company signed a letter of intent with a subsidiary of Sprott Inc. (“Sprott’) stating that Sprott agreed to manage a rebranded company and pursuant to which the Company agreed to change its lending strategy from real estate lending to natural resource lending and rebrand itself by changing its name from Quest Capital Corp. to Sprott Resource Lending Corp. to reflect the new affiliation. The Company convened a special meeting of shareholders on August 17, 2010 at which the following changes to the Company were overwhelmingly approved and which took effect in September 2010.

  Changing its name to Sprott Resource Lending Corp.
  Changing its lending strategy to focus on natural resource lending and discontinue its real estate lending business. Under resource lending the Company’s business is primarily directed to bridge and mezzanine lending to precious and base metal mining, exploration and development companies, oil and gas companies and other resource related businesses.
  Completing a private placement of up to $25 million of common shares of the Company to Sprott and its affiliates
  Executing a Partnership Agreement and Management Services Agreement between the Company and Sprott Lending Consulting LP. (See “Material Contracts” herein).

Previous Real Estate Lending

In December 2007, Quest reorganized its business, assets and operations to operate and qualify continually, as of January 2008, as a mortgage investment corporation (“MIC”) until December 31, 2010 providing residential oriented debt financing in Canada. Throughout 2007, the Company also provided a range of services including the raising of capital for public companies and companies planning to go public, consulting, management and administrative services through its then wholly-owned subsidiaries, Quest Management Corp. (“Quest Management”) and Quest Securities Corporation (“Quest Securities”). For additional details on the divestiture of these services, please refer to “Significant Acquisitions and Dispositions” below.

As at December 31, 2010, the Company had $86.5 million real estate loans and $29.8 million of foreclosed loans which are related to its previous real estate lending activities.

Castle Mountain Property

The Company continues to own indirectly a 75% interest in the Castle Mountain property, located in California. The Castle Mountain property was a year round, open pit heap leach gold mine that started mining operations in 1990. In 2001, mining at the Castle Mountain property ceased. In 2006, Quest completed reclamation of its Castle Mountain property, other than long-term monitoring and maintenance. A segregated reclamation bank account has been setup to fund the long term monitoring and maintenance costs associated with the Castle Mountain Property. The 75% Castle Mountain interest is held by Viceroy Gold Corporation, a Delaware corporation (“Viceroy Gold”). Viceroy Gold is 100% owned by Viceroy Capital Corp., a Nova Scotia corporation, (“Viceroy Capital”), which in turn is 100% owned by the Company. Viceroy Capital was established in December 2007 to hold Quest’s interest in Viceroy Gold, as part of its conversion to a MIC.

Significant Acquisitions and Dispositions

The Company previously held interests in Quest Management and Quest Securities which it disposed of during the past three years:

Quest Management Corp.

Prior to its conversion to a MIC as of January 1, 2008, the Company divested certain of its assets and operations. On December 31, 2007, the Company sold Quest Management for $275,000 to certain officers and directors of the Company. The sale of Quest Management was approved by a valuation committee of the Company’s Board of Directors comprised of three independent directors. Quest Management provided a range of consulting, administrative, management and related services to client companies. Quest Management clients typically included public and private companies in the mining and oil and gas sectors. Quest Management derived income through management fees it charged to its clients for its services. Quest Management's duties typically included assisting clients with the completion of regulatory filings, including securities regulatory filings and certain administrative requirements. The directors and officers of each client company remained responsible for the operations of their respective company.

Quest Securities Corporation

As in the case of Quest Management, on December 31, 2007, Quest sold Quest Securities for $100,000 to certain directors of Quest. The sale of Quest Securities was approved by a valuation committee of the Company’s Board of Directors comprised of three independent directors. Quest Securities provided corporate finance services in return for fees. Quest Securities was registered as a Limited Market Dealer in the Province of Ontario and earned finder’s fees and commissions upon the completion of private placements. Fees and commissions were paid in the form of cash or in equity securities, including Common Shares and share purchase warrants.

DESCRIPTION OF BUSINESS

General

As of September 2010, Sprott Resource Lending’s primary business is to provide bridge and mezzanine lending to the resource sector. As a natural resource lender, the Company will finance precious and base metal mining, exploration and development companies, as well as oil and gas companies. Financing will be primarily to companies that are in late stage exploration and development, or early stage production. In providing this type of financing, the Company will lend generally on a first secured basis with, and in addition to earning interest on loans, the Company will receive fees, stock and or warrants from borrowers.

As at December 31, 2010, the Company had $4.3 million in resource loans. Subsequent to December 31, 2010, a further $40 million was funded in resource loans. Further details are contained in the Company’s MD&A for the year ended December 31, 2010.

Previously, its business was focused on residentially-oriented debt financings for the acquisition and development of land, construction projects and re-financing of properties. In December 2007, Sprott Resource Lending reorganized its business, operations and assets in order to qualify as an MIC for Canadian income tax purposes. An MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada) (the “Tax Act”). In the latter part of 2008 and throughout 2009, the Company experienced an increase in its impaired loans and consequently Sprott Resource Lending’s primary focus became managing the collections efforts on its loans. With continued difficulty in the real estate and credit markets, Sprott Resource Lending’s real estate loan origination activity in 2009 was limited to outstanding loan commitments. At the end of 2009, Sprott Resource Lending announced that it would recommence lending activities in the real estate sector, which subsequently reversed when the Company commenced its new resource lending strategy in September 2010.

Resource Lending

Sprott Resource Lending generates revenues through interest, fees, and stock and warrants it receives on its resource loan portfolio. Sprott Resource Lending’s revenues are subject to the return it is able to generate on its capital, its ability to reinvest funds as loans mature and are repaid, the nature and credit quality of its loan portfolio, including the quality of the collateral security and the overall resource and commodity markets.

As a natural resource lender, the Company finances precious and base metal mining, exploration and development companies, as well as energy companies. Financing is available primarily to companies that are in late stage exploration and development, or early stage production, and generally, may be provided in two forms:

1.	Bridge loans, whereby interest payments are determined through a prescribed interest rate and are paid in a stated currency; and

2.

Precious metals loans, whereby loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically, gold or silver). Payments are either received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices.

Typical lending criteria for resource loans are as follows:

Loan Terms	Precious Metals Loans	Bridge Loans
Principal amount	Typically $10 million - $20 million, but may not exceed $25 million, unless syndicated	Typically $5 million - $10 million, but may not exceed $25 million, unless syndicated

Purpose	Production expansion, working capital, construction, general corporate purposes, acquisitions	Production expansion, working capital, construction, general corporate purposes, acquisitions

Sectors	Mining	Mining (including precious and base metals) and oil and gas

Rate	25% internal rate of return (prior to any hedging arrangements), with approximately 5%-10% in bonus securities or cash	12% per annum, plus approximately 8%-10% in bonus securities or cash

Currency	Repayments in US dollars based on the market price of an underlying commodity (e.g. product of a predetermined number of gold oz and the gold spot price)	Canadian or US dollars

Term	Generally 12 to 36 months	Generally 6 to 24 months

Security	General security agreement and/or specific security	General security agreement and/or specific security

Geographic restrictions	None	None

Security

Resource loans are generally secured by first or second priority charges against the underlying mineral rights and related assets of the borrower that in the opinion of management have a fair market value in excess of the amount advanced, as of the date of the commitment to fund the loan. The Company generally aims to provide loans where the loan does not exceed 50% of the security value. Additional security such as guarantees, general security agreements and assignments of contracts or sale agreements may also be taken. The specific nature of the security granted by each borrower is largely dependent on the value of the resource pledged as security, its value in relation to the loan and the nature of the resource or business, the income generated by the security and the financial strength of the borrower.

Syndication of Loans

Sprott Resource Lending also engages in the syndication of loans where deemed appropriate by its management, pursuant to which it generally receives fees. The Company may also syndicate a portion of a loan where the amount to be borrowed by the borrower represents a risk exposure greater than that which is acceptable or comply with its credit policies. Syndication serves to diversify the risk exposure of the Company’s loan portfolio and provides a source of additional revenue and liquidity. In the event that the Company syndicates a loan, it may earn a fee that is payable by the syndicate participants. The Company’s fee on syndication of loans will vary on a loan by loan basis and the fee, if any, depends on various factors including the credit quality of the loan and market conditions.

Monetization of Real Estate Loans

During its ongoing transition to resource lending, the Company continues to monetize its remaining real estate loan portfolio. In the year ended December 31, 2010, Sprott Resource Lending Corp. monetized real estate loans of approximately $161 million through loan repayments, assignments and syndications. Going forward, the Company will only provide additional real estate financing where it is committed to do so under existing loan agreements, or as a disbursement to protect the value of its existing investments. Given the nature of the remaining real estate loans, the timing for the completion of this monetization program is difficult to accurately predict; however, management is targeting substantial completion of its real estate loan monetization by the end of the second quarter of 2011 with only a few real estate loans expected to be remaining in the portfolio at that time.

Continuing Reclamation Activities

Sprott Resource Lending has completed reclamation obligations at its indirectly 75% owned Castle Mountain property, other than long-term monitoring and maintenance. The 75% Castle Mountain interest is held by Viceroy Gold. Viceroy Gold is 100% owned by Viceroy Capital which in turn is 100% owned by the Company. Viceroy Capital was established in December 2007 to hold Sprott Resource Lending’s interest in Viceroy Gold, as part of its conversion to qualify it to operate as an MIC.

Competitive Conditions

Sprott Resource Lending carries out lending activities on a global basis. Sprott Resource Lending’s competition includes conventional bank loans, investment funds and money managers, and equity financings carried out by those institutions.

Notwithstanding the fact that Sprott Resource Lending is only just commencing natural resource lending activities, Sprott Resource Lending does not anticipate intense competition in the near term in providing any new loans from direct competitors. However, as equity markets in the resource sector continue to improve, many potential borrowers may opt for equity for their financing needs rather than Sprott Resource Lending’s product offering.

Employees

As at December 31, 2010, Sprott Resource Lending had a total of 15 employees and consultants. The Company is managed by a small experienced team of individuals who have a strong background in lending, resources and real estate for its continuing monetization of its real estate loans.

RISK FACTORS

Sprott Resource Lending faces risks in executing its business plan and earning revenues. In particular, the following risk factors should be considered. If any of these risks occur, Sprott Resource Lending’s business operating results and financial condition could be seriously harmed. It should be noted that this list is not exhaustive and that other risk factors may apply. As the Company moves forward with resource lending, certain risks associated with natural resources and resource lending may become proportionately higher. For further discussion on risks, refer to section “Risks and Uncertainties” in Sprott Resource Lending’s MD&A for the year ended December 31, 2010.

Default of Repayment Obligations by Borrowers

In the event of a default by a borrower, there can be no assurance that Sprott Resource Lending will be able to secure repayment of the principal amount or interest accruing under the loan. If Sprott Resource Lending cannot realize on outstanding loans due to default by its borrowers, its financial condition and operating results will be adversely impacted.

Inability to Realize on or Dispose of Security Granted By Borrowers on a Defaulted Loan

Sprott Resource Lending obtains security for all of its loans. This security may be in a variety of forms including direct charges on mineral rights, mortgages, general security agreements, assignments of interests in property, pledges of shares and corporate guarantees. In addition, if Sprott Resource Lending is required to enforce its security, it may incur significant expenses of sale, including legal and other expenses. There is no assurance that the net proceeds obtained from the enforcement of any security held by Sprott Resource Lending will be sufficient to recover the outstanding principal and accrued interest due under the relevant loan. If Sprott Resource Lending suffers a shortfall, then its financial condition and operating results will be adversely impacted. There is no assurance that Sprott Resource Lending will be able to dispose of security on a timely basis and as such its financial condition will be adversely affected.

Decline in the Value of Natural Resource Commodities

If the underlying resource commodity against which the Company holds security declines in value, then it may not be able to recover the amount of all of the outstanding loan plus expenses in the event of a default by a borrower. If Sprott Resource Lending is unable to realize on its security to recover the principal amounts plus amounts on account of accrued interest and expenses in the event of a loan default or defaults, then its financial condition and operating results will be adversely impacted. In addition, a general decline in the natural resource sector can materially reduce the value of any shares or warrants received in connection with loans made to borrowers.

Foreign Exchange Risk

Certain of the Company’s resource loans are expected to be in currencies other than Canadian dollars and may not hedge these currency exposures. Accordingly, the magnitude of this risk cannot be determined at this time.

Foreign Country and Political Risk

The Company may enter into lending agreements with resource companies operating in various international locations. There are a number of risks that borrowers may face in foreign jurisdictions including, but not limited to, uncertain political or economic environments, terrorism or military action, civil disruption, changes to law or regulations, and government expropriation of property. Any of these risks could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers. There is no assurance that governments will allow the transfer or sale of the underlying security, or a government may change the tax regime diminishing the value or marketability of the security.

Loan Portfolio

The nature and credit quality of Sprott Resource Lending’s loan portfolio, including the quality of the collateral security that it obtains, will impact upon its asset base and the return it is able to generate. In the Company’s loan selection process, it targets certain types of resource borrowers. There can be no assurance that the nature of the security taken will not be adversely impacted by general economic or industry specific conditions, which in turn may adversely impact the value of Sprott Resource Lending’s loan portfolio and the market value of its shares.

Dependence on Sprott to Provide Management

Pursuant to the Management Services Agreement, Sprott provides management services to the Company. The Company relies on Sprott to identify and provide the appropriate personnel. In the event the Management Services Agreement were terminated, the Company would need to replace a number of current management which could affect the Company’s ability to source, manage and administer its business operations.

Ability to Manage Borrower Defaults

The size of Sprott Resource Lending’s impaired loans and foreclosed properties have decrease from a net carrying value of $145 million in 2009 to $116 million in 2010. In order to effectively monitor and realize on the security underlying the loans, the Company has engaged additional personnel and professionals, however there can be no assurance that Sprott Resource Lending will be able to manage this process. Further, the Company’s business and operating or financial results could be adversely impacted.

Syndication of Loans

Sprott Resource Lending has, from time to time, entered into strategic relationships to syndicate certain loans as part of its strategy to diversify and manage risks associated with its loan portfolio, its liquidity position and to generate syndication fees. This also affords the Company the opportunity to participate in transactions in which it otherwise would not be able to participate. No assurance can be given that such existing strategic relationships will continue or that the terms and conditions of such relationships will not be modified in a way that renders them uneconomic. Furthermore, there can be no assurance that the Company will be able to enter into such relationships in the future. The inability to do so may adversely affect its ability to continue to service existing and prospective clients and manage Sprott Resource Lending’s liquidity position.

Ability to Identify and Assess Candidates For Loans

Sprott Resource Lending relies on its management to assess properly and identify qualified candidates for loans. Management undertakes an analysis of the fundamental business characteristics of all prospective borrowers and uses professionals in this assessment. Management researches factors that affect the credit risk of the borrower and the ability of the borrower to repay the loan. If management’s assessment of the ability of a borrower to repay a loan or the value of a borrower’s security is not correct, then Sprott Resource Lending's loans and revenues may be at greater risk than estimated by management with the result that its financial condition and operating results may be adversely impacted.

Interest Rate Fluctuations

Decreases in prevailing interest rates may reduce the interest rates that Sprott Resource Lending is able to charge borrowers. Increases in prevailing interest rates may result in fewer borrowers being able to afford the cost of a loan. Accordingly, fluctuations in interest rates may adversely impact the Company’s profitability.

Regulatory Risk

Sprott Resource Lending is required to comply with applicable regulations. Any actual or perceived failure to comply with all applicable regulations may adversely affect the Company’s business, financial conditions and results.

Change in Environmental Laws and Regulations

Changes to environmental laws and regulations can adversely impact the borrower’s ability to repay its indebtedness with the Company or obtain additional financing which could result in the Company’s business and operating or financial results being adversely impacted. In exchange for the loans it makes, the Company may take security in the form of real property mortgages. If environmental issues were to arise where the Company is deemed to be in possession or acquires ownership of the property, Sprott Resource Lending may be liable for remediation costs or other environmental liabilities.

Environmental laws and regulations are continually evolving in the region where the Castle Mountain property is located. Sprott Resource Lending’s policy is to manage operations using best available practices and to continually monitor compliance with local laws and permits. There is a risk that environmental laws and regulations may change and increase reclamation costs.

Increases in Costs Versus Cost Estimates to Complete Remaining Reclamation Obligations

Sprott Resource Lending has completed its reclamation obligations, other than long term monitoring and maintenance at the Castle Mountain Property located in California. It will update the cost estimates for any outstanding work and for changes to environmental laws and regulatory requirements. There is a risk that actual costs may exceed the Company’s current cost estimate and that its restricted cash may be insufficient to complete the required remaining obligations.

Liabilities Associated with Historical Mineral Properties

The Castle Mountain property, which the Company holds indirectly, could potentially expose the Company to additional liabilities in the future in connection with its former ownership of the property and any other properties in which the Company may have previously had an interest.

Inability to Invest its Assets in Resource Loans

There is no assurance that the Company will be able to invest cash in resource loans.

Client Relationships

The ability of Sprott Resource Lending to attract and maintain borrowers requires that it provide a competitive offering of products and services that meet the needs and expectations of the clients. Sprott Resource Lending’s ability may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to respond in a timely and cost-effective manner to innovative products and services offered by competitors.

DIVIDENDS

Dividends

When the Company’s portfolio of resource loans has reached a size that produces sufficient free cash flows, the Company plans to pay a common share dividend calculated as the proportion of the Company’s average net assets equal to the average 30-year Government of Canada bond yield, or similar index. Management believes the size of the resource loan portfolio required to support regular dividend payments is approximately $100 million and, while the timing of such dividend payments cannot be accurately predicted, it is intended that dividend payments will commence in 2011. As the Company’s resource loan portfolio grows beyond $100 million, the Company would look to increase the level of dividends beyond the average 30-year Government bond yield.

From January 1, 2008 to December 31, 2010 the Company was a mortgage investment corporation (a “MIC”). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end. Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income. As of January 1, 2011, the Company is no longer a MIC.

During the last three financial years, the Company has declared and paid cash dividends per Common Share as noted below:

Common Share Dividends

Dividend per share	Record Date	Payment Date
$0.025	March 14, 2008	March 31, 2008
$0.045	June 13, 2008	June 27, 2008
$0.045	September 15, 2008	September 30, 2008
$0.045	December 15, 2008	December 31, 2008

During the last three financial years, the Company has declared and paid dividends on its issued an outstanding First Preferred Shares, Series A as noted below:

Preferred Share Dividends

Dividend per share	Record Date	Payment Date
$0.068 (1)	March 31, 2009	April 9, 2009
$0.067 (1)	June 30, 2009	July 2, 2009
$0.068 (1)	September 30, 2009	October 1, 2009
$0.047 (2)	December 2, 2009	December 2, 2009
$0.051 (2)	December 8, 2009	December 8, 2009
$0.058 (2)	December 18, 2009	December 18, 2009
$0.068 (2)	December 31, 2009	December 31, 2009

[1] Dividends for the March 31, 2009 and June 30, 2009 record dates were paid in Common Shares. Dividends for the September 30, 2009 record date were paid in cash.

[2] During December 2009, the Company redeemed all of its remaining preferred shares. For each tranche of such shares redeemed, accrued dividends owed at the date of redemption were paid in cash.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

As of the date hereof, the authorized capital of Sprott Resource Lending consists of the following:

a)	an unlimited number of Common Shares without par value;

b)	an unlimited number of First Preferred Shares without par value; and

c)	an unlimited number of Second Preferred Shares without par value.

of which 154,694,758 Common Shares are currently issued and outstanding at December 31, 2010. Currently, there are no First Preferred Shares currently and no Second Preferred Shares issued or outstanding.

Holders of Common Shares are entitled to one vote per share at any annual or special meeting of the shareholders of the Company. Holders of Common Shares shall be entitled to receive dividends, if, as and when declared by the Board of Directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the Board of Directors may, from time to time, determine. In the event of the liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such distribution in priority to Common Shares, be entitled to participate in any distribution of the assets of the Company.

The First Preferred Shares and Second Preferred Shares may be issued in one or more series. The directors of the Company may by resolution before the issue of any series amend the Company's Articles of Continuance to fix the number of preferred shares in a series and create, attach and define special rights such as the payment of dividends and rights of redemption, conversion and retraction. Holders of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held at general meetings. Holders of Second Preferred Shares shall not be entitled as such to vote at any general meeting of shareholders of the Company. Holders of First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares and Common Shares. Holders of Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series and are entitled to preference over the Common Shares.

MARKET FOR SECURITIES

Trading Price and Volume

Sprott Resource Lending’s Common Shares are traded on the TSX under the symbol “SIL”, and on NYSE AMEX under the symbol “SILU”.

During the Company’s last completed financial year, the monthly price range and volume of trading of its Common Shares on the TSX was as follows:

Common Shares

Month	High (CAD$)	Low (CAD$)	Monthly Volume
January	1.40	1.19	5,399,200
February	1.30	1.21	1,442,800
March	1.36	1.22	6,540,900
April	1.44	1.27	13,962,500
May	1.39	1.26	3,132,800
June	1.54	1.26	4,185,400
July	1.64	1.45	3,539,400
August	1.65	1.56	15,261,000
September	1.92	1.61	14,267,600
October	1.95	1.79	2,516,900
November	1.89	1.71	2,859,200
December	1.85	1.71	1,526,000

DIRECTORS AND OFFICERS

Name, Occupation, Residence and Security Holdings

The following table sets forth all current directors as of the date of this AIF.

Name, Province & Country of Residence and Position	Director Since	Principal Occupation for the Past Five Years
Robert G. Atkinson(2)(3) British Columbia, Canada Director	Since 2003	Vice-Chairman of Spur Ventures Inc. since 1996
Brian E. Bayley(4) British Columbia, Canada Director	Since 2003	Resource Lending Advisor, Sprott Resource Lending Corp., Sept 2010 – present; President, Ionic Management Corp., December 1996 – present; Previously President and Chief Executive Officer (May 2009 – Sept 2010), Co-Chair (January 2008 to May 2009), President (June 2003 to January 1, 2008) and Chief Executive Officer (June 2003 to March 17, 2008) of the Company
W. David Black(1)(2) British Columbia, Canada Lead Director	Since 1984	Retired; Partner of DuMoulin Black LLP from 1968 to 2003.
John P. Embry(3) Toronto, Canada Director	Since 2010	Chief Investment Strategist of Sprott Asset Management since 2003.

Name, Province & Country of Residence and Position	Director Since	Principal Occupation for the Past Five Years
Peter F. Grosskopf Toronto, Canada Director	Since 2010	Chief Executive Officer of the Company since September 2010; Chief Executive Officer of Sprott Inc. since September 2010; President of Cormark Securities Inc. from 2004 to 2010.
W. Murray John(4) Toronto, Canada Director	Since 2010	President and CEO, Dundee Resources Limited.
Frank B. Mayer(1)(2) Ontario, Canada Director	Since 2008	Chairman of Vision Capital Corp. since 2007; formerly Vice Chairman of Desjardins Securities Corp. 2003 – 2007.
Dale C. Peniuk(1)(4) British Columbia, Canada Director	Since 2007	Chartered Accountant, corporate director and consultant since 2006; formerly Assurance Partner of KPMG LLP from 1996 to 2006.
Stewart J.L Robertson(3)(4) British Columbia, Canada Director	Since 2009

President of the Crerar Group of Companies, which is involved in the acquisition and development of commercial real estate. Has held board positions with various Canadian public companies and currently sits in an advisory capacity of a Canadian mortgage trust.

A. Murray Sinclair British Columbia, Canada Chairman	Since 2002	Chairman and Resource Lending Advisor, May 2009 - present; Previously Co-Chair (2008 - May 2009) and Managing Director of the Company (2002 to 2007)
Walter Traub(3)(4) Ontario, Canada Director	Since 2007	Partner with the law firm of Goldman, Sloan, Nash and Haber LLP since 2007. Previously, a partner with the law firm Traub Moldaver from 1977 to 2007.

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Credit Committee.

The following table sets forth all current executive officers(1) as of the date of this AIF.

Name, Province & Country of	Principal Occupation
Residence and Position	for the Past Five Years

Peter Grosskopf(1) Ontario, Canada President and Chief Executive Officer	Chief Executive Officer since 2010 of Sprott Resource Lending Corp. and Chief Executive Officer of Sprott Inc. since 2010. Previously President of Cormark Securities Inc. 2004 - 2010.

Jim Grosdanis(1) Ontario, Canada Chief Financial Officer	Chief Financial Officer since 2008. Previously, Vice President Operations for Dundee Bank of Canada 2002 – 2008

Narinder Nagra(1) British Columbia, Canada Chief Operating Officer

Chief Operating Officer since October 2010, previously Senior Vice President, Asset Management of the Company since June, 2009; Chief Financial Officer of Ionic Capital Corp.; Previously Chief Financial Officer of Sprott Resource Lending from January 2007 to May 2008; Treasurer of Sprott Resource Lending from February 2006 to December 2006; and Controller of Canico Resources Corp., a junior resource company, from March 2003 to January 2006.

(1)

The services of the President and Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer are provided to the Company by Sprott Lending Consulting LP pursuant to the terms of the Management Services Agreement.

Each of Sprott Resource Lending’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. All of the Company's current directors were elected at the Company’s last annual general and special meeting of shareholders held on May 18, 2010, except for John Embry, Peter Grosskopf and Murray John, who were elected as directors at the Company’s special meeting of shareholders held on August 17, 2010. Pursuant to the Management Services Agreement, Sprott Lending Consulting LP has the right to nominate two directors to Sprott Resource Lending Corp.’s board.

Based on information provided by such persons, as at December 31, 2010, the directors and executive officers of Sprott Resource Lending, as a group, beneficially owned or controlled or directed, directly or indirectly, an aggregate of approximately 19,531,015 Common Shares of the Company, representing 12.6% of Sprott Resource Lending’s issued and outstanding Common Shares. In addition, the directors and executive officers of the Company as a group, hold stock options for the purchase of an aggregate of 7,300,000 Common Shares of Sprott Resource Lending, which options are exercisable at between $1.05 and $3.23 per share and expire between May 11, 2012 and September 14, 2015.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as otherwise disclosed, none of the directors or executive officers of the Company or, to its knowledge, any shareholders holding sufficient shares to materially affect the control of the Company is, at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the paragraph above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Etrion Corp. (formerly PetroFalcon Corporation)

Brian E. Bayley was a director of PetroFalcon Corporation ("PetroFalcon") from November 2001 to June 2008 and A. Murray Sinclair was a director of PetroFalcon from February 2, 2000 to June 4, 2003 and the President and CEO thereof from July 2, 2002 until June 4, 2003. On February 27, 2002, the BCSC issued an order regarding a private placement of PetroFalcon to Quest Ventures Ltd., a private company in which Brian E. Bayley was a director. BCSC considered it to be in the public interest to remove the applicability of certain exemptions from the prospectus and registration requirements of the Securities Act (British Columbia) for PetroFalcon until a shareholders’ meeting of PetroFalcon was held. In addition, BCSC removed the applicability of the same exemptions for Quest Ventures Ltd. in respect of the Common Shares received pursuant to the private placement. Approval of shareholders was received on May 23, 2002 and BCSC reinstated the applicability of the exemptions from the prospectus and registration requirements for both companies shortly thereafter.

American Natural Energy Corporation

Brian E. Bayley has been a director of American Natural Energy Corp. ("American") since June 2001. In June 2003, each of the l'Autorite des marches financiers ("AMF"), the British Columbia Securities Commission ("BCSC") and the Manitoba Securities Commission ("MSC") issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in August and September 2003. Subsequently, during the period between May 2007 and March 2008, each of BCSC, the Ontario Securities Commission (“OSC”), the Alberta Securities Commission ("ASC") and AMF issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in October 2008.

Esperanza Silver Corporation

Brian E. Bayley has been a director of Esperanza Silver Corporation ("Esperanza") since December 1999. In early 2003, the directors and officers of Esperanza became aware that Esperanza was subject to outstanding cease trade orders from each of ASC (issued on September 17, 1998) and AMF (issued on August 12, 1997) for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded on or prior to August 1, 2003.

Katanga Mining Limited

A Murray Sinclair was a director of Katanga Mining limited from May 1, 1998 to July 10, 2006. On February 22, 2002, February 25, 2002 and March 15, 2002, Balloch Resources Ltd. (now Katanga Mining Limited) was issued cease trade orders by the OSC BCSC, and ASC, respectively, for failing to file financial statements and pay filing fees within their prescribed times. These orders were rescinded on September 20, 2002, October 1, 2003 and October 23, 2003, respectively, following the filing of the financial statements and payment of the outstanding fees.

Personal Penalties and Sanctions

None of the directors or executive officers of the Company or, to the Company’s knowledge, shareholders holding sufficient shares to materially affect the control of the Company have been subject to:

1.

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or

2.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Bankruptcies

None of the directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

Certain officers and directors of the Company are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with the Company from time to time. The CBCA requires, among other things, the officers and directors to act honestly and in good faith with a view to the best interest of the Company and its shareholders, to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such transaction.

Peter Grosskopf, President and CEO to the Company, also acts a CEO of Sprott Inc. which, as of March 10, 2011, owns or controls 13.5% of the Common Shares of the Company and also, through its wholly owned subsidiary, Sprott Lending Consulting LP, provides management and other services pursuant to the Management Services Agreement and a Partnership Agreement with the Company. Further details of these agreements are provided in the Material Contracts section herein.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Sprott Resource Lending is not a party to any legal proceedings or regulatory actions and is not aware of any such proceedings known to be contemplated. From time to time, Sprott Resource Lending enters into enforcement proceedings with respect to recovering amounts that have been to borrowers and have not been repaid.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Interest of Management and Others in Material Transactions

Except as otherwise disclosed herein and in the Company’s annual audited consolidated financial statements and MD&A, no director or executive officer of Sprott Resource Lending, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has or had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Sprott Resource Lending.

As of March 10, 2011, Sprott Inc. owns or controls 13.5% of the Company’s Common Shares.

Pursuant to the Management Services Agreement and the Partnership Agreement, the Company has accrued $604,000 in related fees to Sprott Lending Consulting LP for fiscal 2010.

Messrs. Sinclair and Bayley, directors of the Company, have consulting agreements with the Company which provide the Company with services pertaining to the originating, credit review and if necessary, remediation of resource loans and real estate loans. The agreements are for a two year term, expiring September 2012 and pay each of Messrs. Sinclair and Bayley, $17,500 per month in addition to granting each of them options to acquire 1,000,000 Common Shares of the Company. The agreement allows for the continuance of bonus amounts pursuant to the Company’s incentive bonus plan with respect to the monetization of real estate loans.

TRANSFER AGENT AND REGISTRAR

Transfer Agents and Registrars

The Company’s transfer agent and registrar is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Material Contracts

On September 7, 2010, the Company entered into a Management Services Agreement (the “MSA”) and Partnership Agreement (the “PA”) with Sprott LP. These agreements are available on SEDAR and certain of their terms are summarized below.

Management Services Agreement

The MSA appoints Sprott LP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing Board decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, Sprott LP will provide the Company with four executive members: a director (currently John Embry); a director, also serving as the Company’s President and Chief Executive Officer (currently Peter Grosskopf); the Chief Financial Officer (currently Jim Grosdanis); and the Chief Operating Officer (currently Narinder Nagra).

The MSA became effective on September 7, 2010 and shall be in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services to be provided by Sprott LP to the Company, pursuant to the MSA, the Company will pay Sprott LP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the board to Sprott LP that are outside this agreement shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company shall also pay all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

The Company’s resource lending activities will be conducted through Sprott Resource Lending Partnership (the “Partnership”). The PA between the Company (including a wholly-owned subsidiary), as ordinary partner, and Sprott LP, as managing partner, was entered into on September 7, 2010.

Pursuant to the terms of the PA, the Company holds all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

Sprott LP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity, assets and administer the day-to-day operations of the Partnership. Sprott LP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

Sprott LP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Credit Committee of the Partnership, the Board of the Company, and certain limits on authority established from time to time by the Board of the Company.

Sprott LP is entitled to receive, on an annual basis, the lower of i) the annual profit distribution of up to 2% of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and ii) the net profits of the Partnership for the year. In addition, Sprott LP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 30-year bond yield, or similar index yield, multiplied by the net asset value of the Partnership for the year. The Partnership shall also pay Sprott LP an amount equal to all costs actually incurred by them in the performance of their duties under the PA.

With respect to the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to Sprott LP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with consent of Sprott LP;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal there from.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Name	Description
PricewaterhouseCoopers, LLP	Independent auditors’ report dated March 10, 2011 in respect of the Company’s financial statements for the years ended December 31, 2010, 2009 and 2008.

Interests of Experts

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 10, 2011 in respect of the Company’s consolidated financial statements with accompanying notes as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Audit Committee Information

Audit Committee Charter

A copy of the charter of the audit committee is attached at Schedule “B” hereto.

Composition of the Audit Committee

The audit committee consists of three directors. The following table sets out their names and whether they are ‘independent’ and ‘financially literate’ for the purposes of Multilateral Instrument 52-110 (“MI 52-110”):

Name of Member	Independent (1)	Financially Literate (2)
Dale C. Peniuk	Yes	Yes
W. David Black	Yes	Yes
Frank B. Mayer	Yes	Yes

(1)

To be considered to be independent, a member of the audit committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the board of directors of the Company, reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the audit committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected in the Company’s financial statements.

Relevant Education and Experience

The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member and, in particular, any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by Sprott Resource Lending to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised in Sprott Resource Lending’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting;

are as follows:

Name of Member	Education	Experience
Dale C. Peniuk	BComm, 1982; CA, 1986	Chartered Accountant, corporate director and consultant since 2006; former assurance partner of KPMG LLP from 1996 to 2006.
W. David Black	BA, 1963; LLB, 1966	Retired partner at DuMoulin Black LLP (a law firm); Partner of DuMoulin Black LLP from 1968 to December 2003.
Frank B. Mayer	BComm, 1964; MBE, 1973	Chairman and Secretary of Vision Capital Corporation since 2007; former Vice Chair for Desjardins Securities from 2003-2007.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the audit committee to nominate or compensate an external auditor which was not adopted by Sprott Resource Lending’s board of directors.

Pre-Approval Policies and Procedures

The audit committee has established policies and procedures that are intended to control the services provided by the auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by the auditors, unless the engagement is specifically approved by the audit committee or the services are included within a category which has been pre-approved by the audit committee. The maximum charge for services is established by the audit committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the audit committee of the nature and value of pre-approved services undertaken.

The audit committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by the Company’s auditors (i) if such services are of a type the performance of which would cause the auditors to cease to be independent within the meaning of applicable U.S. Securities and Exchange Commission rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditors.

External Auditor Service Fees

The following table discloses the fees billed* to the Company by its external auditor during the last two financial years:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2010	$351,887	$8,754	$79,723	$14,438
December 31, 2009	$429,109	$3,984	$67,394	$13,125

*Amounts include general sales taxes

Audit Fees

Audit fees are the aggregate fees billed by the independent auditor for the audit of the consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are fees charged by the independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under "Audit Fees".

Tax Fees

Tax fees are fees for professional services rendered by the independent auditor for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

All other fees include amounts for services other than the audit fees, audit-related fees and tax fees described above.

Additional Information

Additional information relating to Sprott Resource Lending may be found on SEDAR at www.sedar.com and on the Company’s website at www.sprottlending.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Management Proxy Circular for its most recent annual and special meeting of shareholders. Additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year, all of which are filed on SEDAR.

SCHEDULE “A”

Corporate Organizational Chart
As at December 31, 2010

SCHEDULE “B”
Audit Committee Charter
Approved by Audit Committee March 8, 2011
SPROTT RESOURCE LENDING
CORP.

AUDIT COMMITTEE CHARTER

MEMBERSHIP

(a)

The Audit Committee (the “Committee”) of the board of directors (the “Board”) of Sprott Resource Lending Corp. (the “Company”) shall be comprised of no fewer than three directors (“Members”, and each a “Member”), as appointed by the Board. The Committee shall appoint its own chair (the “Chair”). In the event of an equality of votes, the Chair shall not have a second casting vote.

(b)

Each Member shall satisfy the independence, financial literacy and/or other membership requirements for audit committee members under applicable securities laws, rules, regulations and stock exchange requirements.

(c)

At least one Member shall satisfy the definition of an “Audit Committee financial expert” as defined in instruction (b) to Item 8(a) of General Instructions B of Form 40-F, or such other definition that may be applicable to the Company.

(d)	Each Member shall be a member of the Board.

(e)

Each Member shall serve at the pleasure of the Board for such term as the Board may decide, or until such Member is no longer a director of the Company. The Board may fill vacancies on the Committee. If and whenever a vacancy shall exist on the Committee, the remaining Members may exercise all of the powers of the Committee, so long as a quorum remains.

(f)	No Member shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

MEETINGS

(g)

The Committee shall meet in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during such meeting as often as it determines necessary to fulfill its duties, but not less frequently than four times per year on at least a quarterly basis.

(h)	A quorum of the Committee shall be comprised of a majority of the Members.

(i)

Meetings of the Committee to review and approve financial statements should be attended by representatives of the Company’s principal external auditor (the “Auditor”), and may be attended by the Chief Financial Officer (“CFO”) and others if, as, and when deemed appropriate by the Committee.

(j)	The Committee shall meet privately with such other persons, as and whenever the Committee deems it appropriate.

(k)	The Chair shall be responsible for calling the meetings of the Committee, establishing the meeting agenda with input from management and supervising the conduct of the meetings.

PURPOSE

The Committee shall assist the Board in fulfilling its applicable roles by:

(a)	Overseeing the work of the Auditor, including the resolution of any disagreements between the Auditor and management.

(b)	Reviewing and approving any proposed hiring of any current or former partner or employee of the current and former external auditor of the Company or its subsidiary entities (“subsidiaries”).

(c)

Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company or its subsidiaries of concerns regarding questionable accounting or auditing matters.

(d)

Reviewing and approving the annual and interim consolidated financial statements, the related Management’s Discussion and Analysis (“MD&A”), and other financial information provided by the Company to any regulatory authority, stock exchange or the public before such information is disclosed publicly.

(e)

Satisfying itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information, extracted or derived from its financial statements, other than as described in (d) above, including periodically assessing the adequacy of such procedures.

ADDITIONAL ROLES

In addition to the matters described under “Purpose”, the Committee shall:

(a)	Review and recommend to the Corporate Governance Committee changes to this Charter, as considered appropriate from time to time.

(f)

Review the public disclosure regarding the Committee required by National Instrument 52-110 – Audit Committees and any other applicable securities laws, rules, regulations and stock exchange requirements.

(g)	Record minutes of its meetings and make them available to the Board if requested.

RELATIONSHIP WITH THE AUDITORS

The Committee shall:

(b)	Recommend to the Board the nomination and compensation of the Auditor.

(h)	Review the compensation and other fees to be paid to the Auditor.

(i)	Review the performance of the Auditor and any proposed discharge of the Auditor when circumstances warrant.

(j)	Communicate directly with the internal audit function and the Auditor, and arrange for the Auditor to report directly to the Committee, and the full Board as needed.

(k)

Monitor the relationship between management and the Auditor including reviewing any management letters or other reports of the Auditor and discussing any material differences of opinion between management and the Auditor.

(l)	Review and discuss, on an annual basis, with the Auditor all significant relationships they have with the Company, its management or employees to determine their independence.

PRE APPROVAL OF NON-AUDIT SERVICES

The Committee shall be responsible for pre-approving all non-audit services (or delegating such pre-approval, if and to the extent permitted by law) to be provided to the Company or its subsidiaries by the Auditor.

RESOURCES OF THE COMMITTEE

(c)

The Committee has the authority: (i) to retain independent legal counsel and other advisors as it determines necessary to carry out its duties; and (ii) to set and pay the compensation for any advisors employed by the Committee.

(m)

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any consultants and to any other advisors employed by the Committee, provided however that such funding shall not exceed $25,000 annually without the prior approval of the Board.

(n)

The Company shall provide for appropriate funding, as determined by the Committee, in its capacity as a Committee of the Board, for payment of: (i) compensation to the Auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and (ii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

INTERNAL CONTROLS

The Committee shall:

(d)

Review with the Chief Executive Officer (“CEO”) and the CFO on an annual basis the Company’s disclosure controls and procedures and internal controls over financial reporting, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

(o)	Discuss with the CEO and CFO all elements of the certification of financial results required under applicable securities laws.

(p)

Review disclosures made to the Committee by the Company’s CEO and CFO about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(q)

Periodically consult with the Auditor and the internal audit function in the absence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

FINANCIAL STATEMENT AND DISCLOSURE MATTERS

The Committee shall:

(e)	Regularly update the Board about Committee activities and ensure the Board is aware of matters which may significantly impact the financial condition, affairs or reporting of the Company.

(r)

Review and recommend approval by the Board of the Company's annual budgets, and annual and interim financial statements, including any certification, report, opinion or review rendered by the Auditor, and review related MD&A.

(s)	Review and approve any financial information of the Company or its subsidiaries contained in any press release of the Company before the Company publicly discloses this information.

(t)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (other than MD&A, annual and interim earnings and press releases) and periodically assess the adequacy of those procedures.

(u)	Review and discuss with management and the Auditor:

All accounting policies and practices to be used.

All material alternative disclosures and treatments of financial information within generally accepted accounting principles, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor.

Other material written communications between the Auditor and management, such as any management letter or schedule of unadjusted differences.

Significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

The effect of regulatory and accounting initiatives, as well as of off-balance sheet structures, on the Company’s financial statements.

(v)

Discuss with management the Company’s earnings press releases (including any use of “pro-forma” or “adjusted non-GAAP information”), and financial information otherwise to be disclosed publicly by the Company.

(w)

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

(x)

Discuss with the Auditor the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any disagreements with management.

OVERSIGHT OF THE COMPANY’S RELATIONSHIP WITH THE AUDITORS

The Committee shall:

(f)	At least annually, review a report from the Auditor describing:

The Auditor’s internal quality-control procedures.

Any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by any governmental or professional authority within the preceding five years respecting one or more independent audits carried out by the firm.

Any steps taken to deal with any such issues.

All relationships between the Auditor and the Company.

(y)	Evaluate the qualifications, performance and independence of the Auditor, including:

Seeking confirmation from the Auditor that it is:
	-	a “participating audit firm” for the purposes of National Instrument 52-108 - Auditor Oversight; and
	-	in compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board or equivalent regulations in jurisdictions in which the Company carries on business.

Obtaining a formal written statement of the Auditor delineating all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard No. 1 - Independence Discussions with Audit Committees;

Actively engaging in a dialogue with the Auditor with respect to disclosed relationships or services that may impact the objectivity and independence of the Auditor; and

Taking, or recommending that the Board take, appropriate action to oversee the independence of the Auditor.

(z)

Consider whether the Auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the Auditor’s independence. This review should also include an evaluation of the lead audit partner. The Committee shall present its conclusions with respect to the Auditor and lead audit partner to the Board.

(aa)

Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(bb)	As appropriate, seek to discuss with the national office of the Auditor issues on which it was consulted by the Company’s audit team and matters of audit quality and consistency.

(cc)	Meet with the Auditor prior to the audit to discuss the planning and staffing of the audit.

OVERSIGHT OF TRADING POLICY

The Committee shall be responsible for the implementation and administration of the Company’s Trading Policy, a copy of which is attached as Appendix “A” to this Charter.

OVERSIGHT OF PRIVACY POLICY

The Committee shall be responsible for the implementation and administration of the Company’s Privacy Policy, consisting of the Company’s Customer Privacy Policy and Employee Privacy Policy, copies of which are attached hereto as Appendix “B” and Appendix “C”, respectively.

COMPLIANCE OVERSIGHT RESPONSIBILITIES

The Committee shall:

(g)	Review the status of the Company’s compliance with applicable accounting, audit and financial reporting requirements.

(dd)	Review major legislative and regulatory developments which could materially impact the Company.

(ee)	Review management’s efforts to monitor compliance with the Company’s Code of Conduct.

(ff)	Review and investigate any matters pertaining to the integrity of senior management, including conflicts of interest or adherence to standards of conduct as required by Company policy.

WHISTLE-BLOWING PROCEDURES

The Committee shall establish procedures for:

(h)	The engagement, at the Committee’s discretion, of a qualified and independent service provider through which complaints or allegations of misconduct may be processed on a confidential basis.

(gg)	The receipt, retention and treatment of complaints received by the Company regarding compliance with the Company’s Code of Conduct, accounting, internal accounting controls or auditing matters.

(hh)

The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters or other matters pertaining to the proper and lawful conduct of the Company’s business.

COMPENSATION

No Member may receive any compensation from the Company other than the fees that they receive for services as members of the Board or any Committee thereof and except as permitted by the rules of the NYSE Amex Equities Exchange.

ANNUAL PERFORMANCE EVALUATION

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its Members, including reviewing the compliance of the Committee with this Charter.

LIMITATION OF AUDIT COMMITTEE’S ROLE

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate or in accordance with generally accepted accounting principles and applicable rules and regulations.

In contributing to the Committee's discharge of its duties under this Charter, each Member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or shall be construed as imposing on any Member a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are otherwise subject.

The Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Company's securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Company or any other liability whatsoever.

PUBLIC DISCLOSURE

This Charter shall be made available on the Company’s web-site at www.sprottlending.com and to any shareholder who otherwise requests a copy.

Approved by the Audit Committee (March 24, 2009) and the Board (March 26, 2009)
Revised (June 23, 2009) for delisting from AIM
Approved by the Audit Committee (August 4, 2009) and the Board (August 6, 2009)
Approved by the Audit Committee (March 18, 2010) and the Board (March 22, 2010)
Approved by the Audit Committee and the Board (September 14, 2010)
Approved by the Audit Committee (March 8, 2011) and the Board (March 10, 2011)

APPENDIX “A” TO AUDIT COMMITTEE CHARTER

SPROTT RESOURCE LENDING CORP
TRADING POLICY

1.        GENERAL

The shares of Sprott Resource Lending Corp. (“Sprott Lending” or the “Company”) are listed on the Toronto Stock Exchange (the “TSX”) and the NYSE Amex Equities Exchange (the “NYSE”). As such, purchases and sales of securities in the Company are subject to Canadian and United States securities laws, including the rules and regulations applicable thereunder and the rules and policies of the TSX and the NYSE.

Violations of insider trading and tipping laws carry severe consequences both for the Company and the individuals involved. Compliance with this Policy is a condition of office or employment with the Company and its subsidiaries. A violation of this Policy may be grounds for discipline, up to and including immediate dismissal. The violation of this Policy may also violate Canadian and United States securities laws. If it appears that a director, officer, consultant or employee may have violated such securities laws, the Company may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

Under Canadian securities laws, persons who trade securities while in possession of material non-public information (as defined in this Policy below) may face liability as further described in this Policy. Under United States securities laws, persons who trade securities while in the possession of material non-public information may face liability under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the policies of the NYSE, insiders of the Company are prohibited from trading on the basis of information which is not known to the investing public. Further, insiders should refrain from trading, even after material information has been released to the press and other media, for a period sufficient to permit thorough public dissemination and evaluation of the information.

2.        APPLICATION

This Policy applies to and outlines the obligations of all persons as may be determined from time to time bound under Canadian and United States securities legislation including, without limitation, the following persons (irrespective of the size of his, her or its holding or interest) (collectively, the “Designated Persons”):

(a)	all directors (including any person who acts as a director whether or not formally appointed) and officers of the Company or its subsidiaries;

(b)

all employees of the Company and its subsidiaries and other persons who, because of their employment with the Company or any of its subsidiaries, may have possession of or access to material non-public information concerning the Company;

(c)	the spouse and each child under 18 years of age of the persons contemplated in (a) and (b) above; or

(d)

any trust in which the persons contemplated in (a), (b) and (c) above are trustees or beneficiaries and any company over which such persons have control or more than 20% of such company’s equity or voting rights at a general meeting of shareholders (excluding any employee share or pension scheme where such persons are beneficiaries rather than trustees).

To reduce potential exposure for liability under applicable securities laws, Designated Persons are required to comply with the general disclosure restrictions set out below and more specifically, must not trade in the Company's securities during the “Blackout Periods” described in this Policy.

All Designated Persons should assume that all information about the Company is confidential unless told otherwise by senior management. Under Canadian securities laws, all material information concerning the Company, favourable or otherwise, is required to be released to the public as soon as it is known to the Company. Under the policies of the NYSE, the Company is required to make immediate public disclosure of all material information concerning its affairs, except in unusual circumstances. Disclosure cannot be made to select outside parties before broad public disclosure is made. Material non-public information is not considered to have been publicly disclosed until at least one trading day has elapsed after the information has been released to the public through appropriate channels.

3.        MATERIAL NON-PUBLIC INFORMATION

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities (Canadian standard) or if such information would be expected to affect the investment or voting decisions of a reasonable shareholder or investor, or if the disclosure of the information would be expected to alter significantly the “total mix” of information in the marketplace about the Company (U.S. standard).

The following are non-exhaustive examples of material non-public information:

  financial results;

  projections of future earnings or losses

  material changes in the Company’s financial condition or financial performance, including a significant increase or decrease in near-term earnings prospects;

  material accounting changes, including major write-downs;

  significant litigation or developments in existing litigation;

  significant regulatory developments or changes in legislation governing the Company’s services and/or products;

  impending bankruptcy or financial liquidity problems;

  capital reorganizations, mergers or amalgamations, takeover bids or issuer bids, significant acquisitions or dispositions of assets, property or joint venture interests, including news of a pending significant merger, acquisition or divestiture or joint venture;

  events relating to the Company’s securities, including stock splits, share consolidations, stock dividends, stock repurchases and other changes in capital structure;

  changes in dividend policy and declarations or omissions of dividends;

  the borrowing or lending of a significant amount of funds or any mortgaging or encumbering in any way of the Company’s assets, including bank credit facilities or other financing transactions;

  public and private offerings of debt/equity;

  credit agreement defaults;

  changes in senior management;

  expansion into new markets or material changes in the Company’s sphere of activity;

  material changes in prior public statements or news releases;

  significant developments in budgets or long-term plans, including a significant change in capital investment plans or corporate objectives; and

  any other development relating to the business and affairs of the Company that would reasonably be expected to significantly affect the market price or value of any of the Company's securities or that would reasonably be expected to have a significant influence on a reasonable investor's investment decisions.

Both positive or negative information may be material.

3.        TRADING IN SECURITIES OF THE COMPANY

(a)        Rules Against Insider Trading and Tipping

A Designated Person or person in a “special relationship” (as defined below) with the Company shall not trade in securities of the Company if such person possesses material non-public information about the Company, during any period commencing with the date that he or she comes into possession of material non-public information on the Company and ending at the close of business one trading day after the public disclosure of that information. “Trading day” shall mean a day on which the TSX or NYSE is open for trading.

A “trade” (as used in this Policy) includes a purchase or sale of securities, an offer or solicitation to purchase or sell securities or an exercise of an option, warrant or other convertible security.

In addition, a Designated Person or person in a “special relationship” with the Company may not disclose (“tip”), material non-public information to any other person (including family members), including where such information may be used by such person to his or her benefit by trading in the securities of companies to which such information relates, nor shall such insider or related person make recommendations or express opinions on the basis of material non-public information as to trading in securities of the Company.

There is a “necessary course of business” defence that may be available in certain circumstances in connection with the disclosure of material non-public information. However, persons in possession of material non-public information must always obtain the approval of senior management or the board of directors of the Company (the “Board”) before disclosing any material non-public information to any person.

(b)        Definition of “Special Relationship”

The “special relationship” definition is broad. Persons in a “special relationship” include, but are not limited to: (i) Designated Persons; (ii) insiders as defined under securities legislation; (iii) persons engaging in professional or business activities for or on behalf of the Company; and (iv) anyone (a “tippee”) who learns of material information from someone that the tippee knows or should know is a person in a special relationship with the Company.

(c)        Rule As It Applies To Other Entities

Where the Company is involved in an undisclosed material transaction with another entity, each Designated Person is considered to be in a special relationship with such other entity and, therefore, cannot trade in securities of such other entity where material non-public information about such other entity was obtained as a result of such Designated Person’s service as a director, officer or employee of the Company or as a consultant or provider of services to the Company.

4.        SPECIFIC TRADING PROHIBITIONS

(a)        Blackout Periods

To ensure that material information of the Company is broadly disseminated to the investment community, the Company has established certain Blackout Periods (defined below) during which Designated Persons may not trade in the securities of the Company.

A “Blackout Period” means:

(i)        the period beginning two months immediately preceding the scheduled date of publication of the Company’s annual results and ending at the end of the business day one trading day after such publication (or, if shorter, the period beginning from the Company’s financial year end of 31 December to the end of the business day after the date of publication of the annual results);

(ii)      the period beginning one month immediately preceding the scheduled date of publication of the Company’s quarterly results and ending at the end of the business day one trading day after such publication (or, if shorter, the period beginning from the end of the relevant financial period – 31 March, 30 June or 30 September – to the end of the business day after the date of publication of the quarterly results);

(iii)    for any other news release or publication, other than financial results, the 24 hour period immediately following the time of release or publication;

(iv)      any other period when the Company or any Designated Person is in possession of material non-public information concerning the Company that is not generally known to the public or at any time it has become reasonably probable that such information will be required by the rules of the TSX or NYSE or applicable securities legislation to be notified or to be disclosed to the market; and

(v)        any other time and for any length of time as determined by the Company’s Disclosure Committee.

(b)        Exceptions to the Blackout Period Trading Restrictions

(i)        Hardship Exception

The Company recognises that on rare occasions, circumstances may arise when the prohibition on trading during a Blackout Period will result in severe personal hardship due to an unforeseen or unexpected personal situation. In such circumstances, the Chief Executive Officer or Chief Financial Officer are permitted, in their discretion, to make exceptions to permit selling (but not purchasing) by a Designated Person during a Blackout Period, provided that the Designated Person has provided particulars of the circumstances giving rise to the hardship and has certified in writing no later than two business days prior to the proposed trade that he or she is not in possession of material non-public information. In addition, the pre-approval of any relevant Canadian and United States securities regulatory authority may be required. The Company’s Chief Financial Officer should be contacted in the first instance if a Designated Person is aware that a situation of this nature has arisen or is reasonably expected to arise.

(ii)      Binding Commitment Exception

Subject to the pre-clearance of trades in accordance with this Policy and to applicable securities laws, Blackout Periods may not apply when a Designated Person has entered into a “binding commitment” prior to the Company being in such a Blackout Period where it was not reasonably foreseeable at the time such “binding commitment” was made that a Blackout Period was likely. Examples of “binding commitments” include without limitation automatic securities purchase plans, dividend reinvestment plans and automatic pre-arranged sales plans structured and disclosed in compliance with applicable securities laws.

5.        PRE-CLEARANCE OF TRADES

While the onus of complying with all insider trading, insider reporting and filing requirements remains with each individual, subject to this Policy, in order to avoid inadvertent trading during a Blackout Period, all Designated Persons who wish to trade in the Company’s securities must contact the Company’s Corporate Secretary to obtain trading clearance at least two business days prior to any intended trade. The Chief Financial Officer (or, in the case of any clearance requested by the Chief Financial Officer, the Chief Executive Officer), who is responsible for giving the trading clearance, may, in his/her discretion, decide not to give any reasons for refusing to grant clearance to deal and his/her decision will be final. A written record will be maintained by the Company of the receipt of any advice provided to any Designated Person regarding this Policy and of any clearance given. The Designated Person will also be entitled to receive from the Company written confirmation that such advice and clearance has been given.

6.        CONTINUOUS DISCLOSURE OBLIGATIONS

(a)        Insider Reporting

For purposes of this section, an “insider” of the Company means:

(i)        a director or officer of the Company;

(ii)      a director or officer of a company that is itself an insider or subsidiary of the Company (a subsidiary being an issuer in which the Company owns sufficient voting securities to elect a majority of directors of the issuer);

(iii)     any person or company that beneficially owns, directly or indirectly, voting securities of the Company, or that exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10 per cent of the voting rights attached to all voting securities of the Company; or

(iv)      any other person who is designated or determined to be an insider for purposes of applicable securities laws.

It is the personal obligation of each director, officer and other insider to file insider reports following any trade or other change in holdings of securities of the Company (including without limitation, the exercise of any options or transfer of securities into or out of an individual's RRSP account) in accordance with applicable Canadian securities laws. The Canadian securities regulatory authorities have implemented the System for Electronic Disclosure by Insiders (“SEDI”). SEDI facilitates the filing and public dissemination of “insider reports” in electronic format through the Internet. The Company assists certain directors and officers with filing procedures by providing administrative support. This administrative support does not relieve insiders of their personal responsibility to file insider reports in a timely and accurate fashion. Currently, insider reports must be filed within 10 days after a change in direct or indirect beneficial ownership of, or control or direction over, the Company securities or a change in the insider’s interest, or right or obligation associated with, a related financial instrument; insider reports must be filed within 5 days after such change occurring after October 31, 2010.

Failure of insiders to comply with the prescribed time limits for declaring their control or a change in their control over the securities of the Company (or a related financial instrument), or their failure to provide complete information, constitutes a violation under Canadian securities laws and may result in liability and the penalties described in this Policy.

The Company is currently a “foreign private issuer” under the U.S. securities laws. As such, and while it remains a foreign private issuer, the insider reporting requirements imposed by the Exchange Act are not applicable to the Company’s insiders.

7.        LIABILITY AND PENALTIES

Severe penalties under Canadian and United States securities laws apply to Designated Persons who trade in securities of the Company using material information about the Company that has not been publicly disclosed or who “tip” persons who may use such information for the purpose of trading.

A Designated Person who is convicted of contravening the Canadian securities laws in this regard is liable for a fine of not less than the profit made or loss avoided by such person by reason of the contravention, and not more than the greater of (i) a fine of up to Cdn$5 million and (ii) triple any profit made. In addition, such person may be liable to imprisonment for a term of not more than two years.

Parties who breach securities laws may furthermore be liable in any civil action taken against themselves or against the Company as a result of, or consequence of, the breach. Any Designated Person may be required to compensate any and all persons for their losses resulting from their sale or purchase of securities of the Company on the basis of the illegal trading or tipping activities of such person.

Finally, regulators may seek other relief, including without limitation an injunction against future violations and prohibitions against an individual acting as a director or officer or participating in the securities markets.

As such, each Designated Person who violates the prohibitions against insider trading, or knows of such violation by any other person, must report the violation immediately to the Chief Executive Officer or Chief Financial Officer of the Company.

8.        MODIFICATIONS AND WAIVERS

The Company reserves the right to amend or modify the policies and procedures set forth herein at any time. Waiver of the provision of these policies and procedures in a specific instance may be authorized in writing only by the Chief Executive Officer or Chief Financial Officer (or his/her designee).

9.        INQUIRIES

If a Designated Person has any question as to any of the matters discussed herein, in particular as to whether any proposed action will be within the scope of “trading” as used within this policy or falls within a Blackout Period, he or she should not hesitate to ask for advice and should not act until he or she has received an answer. Requests for advice should be directed to the Chief Financial Officer.

While this Policy may not cover all situations, a good rule to follow at all times is: CAREFULLY AVOID ANY TRADING OR DISCLOSURE WHICH MIGHT BE, OR APPEAR TO BE, UNFAIR TO PUBLIC INVESTORS.

Approved by the Audit Committee (March 24, 2009) and the Board (March 26, 2009)
Revised and approved by the Audit Committee (August 4, 2009) and the Board (August 6, 2009)
Revised and approved by the Audit Committee (March 18, 2010) and the Board (March 22, 2010)
Revised and approved by the Audit Committee (September 14, 2010) and the Board (September 14, 2010)
Approved by the Audit Committee (March 8, 2011) and the Board (March 10, 2011)

APPENDIX “B”
TO AUDIT COMMITTEE CHARTER

CUSTOMER PRIVACY POLICY

OUR COMMITMENT TO PRIVACY

The Company is committed to maintaining the security, confidentiality and privacy of your personal information. This Privacy Policy documents our on-going commitment to you and has been developed in compliance with relevant privacy legislation.

SCOPE OF POLICY

This Policy addresses personal information about identifiable individuals and does not apply to information collected, used or disclosed with respect to corporate or commercial entities.

This Policy does not impose any limits on our collection, use or disclosure of the following information:

  information that is aggregated or otherwise made anonymous; and

  your business contact information.

ACCOUNTABILITY

The Company is accountable and responsible for personal information under its control. The Company has designated a Privacy Officer who is responsible for the Company’s compliance with this Policy. The contact details for the Company’s Privacy Officer are set out at the end of this Policy.

PURPOSES FOR COLLECTION

The Company collects your personal information for the purposes described in this privacy policy and as otherwise may be identified to you at the time of collection. Generally, we only collect your personal information in connection with the extension and administration of the products and services you obtain from us and in connection with our relationship with you.

SOURCE OF YOUR INFORMATION

Most of your personal information will be collected directly from you through the various contracts and other documents you complete and through discussions with our representatives. Some of your information may be collected from other sources such as credit bureaus, financial institutions, employers, landlords, and government sources.

PERSONAL INFORMATION WE COLLECT

The personal information we collect about you will depend on the nature of the services and/or products that you receive from us. Generally the following types of personal information will be collected: your name, address, birth date, employment information and relevant financial information.

We will not collect personal information indiscriminately and will limit our collection of your personal information to what is reasonably necessary to provide a product or service either directly or indirectly and which is reasonably necessary for the purposes outlined in this Policy or for purposes to which you may otherwise consent. We may also collect information as authorized by law.

HOW WE MAY USE YOUR PERSONAL INFORMATION

The Company and its representatives may collect and use your personal information for the following purposes:

  authenticating your identity;

  determining whether to grant financing to you or your company,

  assessing your credit-worthiness (including through credit and reference checks);

  providing and administering requested products and services;

  processing and collecting payments and debts owed to us;

  administering and enforcing guarantors’ obligations to us;

  initiating and prosecuting litigation to enforce security or other obligations in connection with loans and other transactions;

  defending against any claims or litigation;

  protecting the Company, you and others from fraud and error;

  reporting to credit bureaus or other financial institutions;

  providing credit references to other financial institutions; and

  as otherwise permitted or required by law.

If we want to use your personal information for a new purpose, we will obtain your consent to do so.

HOW WE MAY DISCLOSE YOUR PERSONAL INFORMATION

The Company and its representatives may disclose your personal information for the following purposes:

  since our products and accounts are assignable, to the extent your personal information is needed in connection with any products and accounts that are assigned, (for example in the case of an acquisition or merger, loan syndication, securitization or sale of mortgages, the provision of security for a credit facility or the change of a supplier) your personal information will be transferred to the assignee;

  if insurance coverage is obtained in connection with the products and services you receive from the Company, your personal information will be transferred to the applicable insurance companies in connection with such coverage;

  if you have indicated your consent to us, the Company may use your social insurance number as an aid to identify you with credit bureaus and other financial institutions for credit history file matching purposes;

  your personal information may be transferred to our service providers who assist with the provision, administration and management of the services and products we offer. We require all of our service providers to adhere to applicable laws;

  Your credit history information may be disclosed from time to time to other lenders or credit reporting agencies in order to support the credit process; and

  Your information may be disclosed to government departments and agencies, regulatory bodies, financial institutions, legal advisors and other third parties as permitted or required by law.

If we want to disclose your personal information for a new purpose, we will obtain your consent.

CONSENT

We will obtain your consent to collect, use or disclose personal information except where we are authorized or required by law to do so without consent. For example, we may collect, use or disclose personal information without your knowledge or consent where:

  the information is publicly available, and such collection, use or disclosure is permitted by statute or regulation;

  we are obtaining legal advice; or

  we reasonably expect that obtaining consent would compromise an investigation or proceeding.

Your consent can be express, implied or given through an authorized representative such as a lawyer, agent or broker. It can also be given verbally, in writing, electronically, through inaction (e.g. if we notify you that we want to collect, use or disclose your personal information for various purposes and you do not object) or otherwise. This Privacy Policy forms part of our account agreement with you. By executing our account agreement you consent to our collection, use and disclosure of your personal information as contemplated in this Privacy Policy.

You may withdraw consent at any time (subject to legal, contractual and other restrictions) if you give reasonable notice in writing to us. After we have received such notice, we will inform you of the likely consequences of withdrawing consent, which may include our inability to provide certain services to you or to continue our relationship with you.

LIMITS FOR USING, DISCLOSING AND RETAINING PERSONAL INFORMATION

We will only use and disclose your personal information for the purposes described in this Policy, for any other purpose you have consented to or for other purposes which are authorized or required by law.

We will keep personal information used to make a decision affecting you for at least one year after using it to make the decision.

We will destroy, erase or make anonymous documents or other records containing personal information as soon as it is reasonable to assume that: (a) the original purpose is no longer being served by retention of the information, and (b) retention is no longer necessary for legal or business purposes.

We will take due care when destroying personal information to prevent unauthorized access to the information.

ACCURACY

We will make a reasonable effort to keep personal information we are using or disclosing accurate and complete. In most cases, we will rely on you to ensure that certain information, such as your street address, e-mail address or telephone number, is current, complete and accurate.

If you demonstrate the inaccuracy or incompleteness of personal information, we will amend the information as required. If appropriate, we will send the amended information to third parties to whom the information has been disclosed.

When a challenge regarding the accuracy of personal information is not resolved to your satisfaction, we will annotate the personal information under our control with a note that a correction was requested but not made.

SAFEGUARDING PERSONAL INFORMATION

The Company protects the personal information in its custody or control by implementing physical, organization and technological safeguards to protect against unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks.

The Company will utilize contractual or other reasonable means, to require a comparable level of personal information protection from our suppliers, agents and others who assist in providing products and services to you.

Note that confidentiality and security are not assured when information is transmitted through e-mail or wireless communication.

PROVIDING ACCESS

You have a right to access your personal information held by us.

Upon written request and authentication of your identity, we will provide you with your personal information under our control, information about the ways in which your personal information is being used and a description of the individuals and organizations to whom such information has been disclosed.

We will make personal information available within 30 days or provide written notice where additional time is required to fulfill the request.

In some situations, we may not be able to provide access to certain personal information. This may be the case where, for example, disclosure would reveal personal information about another individual, the personal information is protected by solicitor/client privilege, the information was collected for the purpose of an investigation or where disclosure of the information would reveal confidential commercial information that, if disclosed, could harm our competitive position. We may also be prevented by law from providing access to certain personal information.

Where an access request is refused in whole or in part, the Company will notify you in writing, giving the reason for refusal and outlining further steps which are available to you.

COMPLAINTS, INQUIRIES OR QUESTIONS

Upon your request, we will provide information regarding our complaint procedures.

Any inquiries, complaints or questions regarding this policy or our compliance with privacy legislation should be directed in writing to our Privacy Officer as follows:

Name: Heather Laxton
Phone: 416.945.3307
Facsimile: 416.977.9555
E-mail: hlaxton@sprottlending.com

APPENDIX “C”
TO AUDIT COMMITTEE CHARTER

EMPLOYEE PRIVACY POLICY

OUR COMMITMENT TO PRIVACY

The Company is committed to maintaining the security, confidentiality and privacy of your personal information. This Privacy Policy documents our on-going commitment to you and has been developed in compliance with relevant privacy laws.

SCOPE OF POLICY

This Policy does not impose any limits on the collection, use or disclosure of the following information by the Company:

  your business contact information; or

  work product information.

ACCOUNTABILITY

The Company is accountable and responsible for personal information under its control. The Company has designated a Privacy Officer who is responsible for the Company’s compliance with this Policy. The contact details for the Company’s Privacy Officer are set out at the end of this Policy.

PERSONAL INFORMATION WE COLLECT

The Company collects various personal information from employees and potential employees, such as their:

  name, home contact information, marital status, date of birth, SIN (for tax purposes), and information about spouses and dependents (for benefits purposes);

  contact and medical information which might be required in emergencies;

  hiring information, which may include your application for employment, resume, covering letter, letters of reference, interview notes, and reference checks;

  salary, authorized deductions, expense reports and other payroll information;

  hours worked, vacation time and sick time;

  benefits information, including pension and benefits enrolment forms, insurance coverage and claims and pension plan beneficiary information;

  your employment status and history with the Company, including positions held, evaluations and performance reviews (if any), disciplinary records and promotions/demotions;

  information about education, training and courses completed or attended;

  identification (including photograph) and security information such as access card issuance and use;

  information relating to employee adherence to policies and to other security and internal control matters (e.g. dealing with public companies and confidential information); and

  information about work-related accidents and/or illnesses, and medical conditions or disabilities that require special equipment or other accommodation.

LIMITS ON COLLECTING PERSONAL INFORMATION

The Company will not collect personal information indiscriminately and will limit its collection of your personal information to what is reasonably necessary to establish, maintain or terminate your employment relationship with us. The Company may also collect personal information as authorized by law.

HOW WE MAY USE YOUR EMPLOYEE PERSONAL INFORMATION

The Company uses this employee personal information to establish, manage or terminate your employment relationship with the Company and for other purposes authorized or required by law. For example, the Company may use your employee personal information in the following ways:

  to contact you or your family in an emergency;

  for hiring purposes such as verifying your references and background, employment history, education etc.;

  for general employment administration purposes such as administering your employment, salary and benefits, performance reviews, vacations, sick days, promotions, expense claims, etc.;

  to monitor and assess employee use of the Company’s communications equipment, computers, electronic mail and the Internet;

  to determine, administer and document training, educational, regulatory and licensing requirements;

  to review and motivate performance results;

  for security purposes such as issuing access cards and providing you with proper identification for the Company’s premises;

  as may be reasonably required to protect customers, the Company and other employees from theft, fraud and similar risks; and

  to defend against any claims or litigation.

HOW WE MAY DISCLOSE YOUR EMPLOYEE PERSONAL INFORMATION

The Company may disclose personal information to third parties in the process of establishing, managing or terminating your employee relationship with the Company. For example, the Company may disclose your personal information to the following types of third parties:

  benefits providers (e.g. pension and insurance providers);

  Canada Revenue Agency for income tax purposes;

  payroll and data processing suppliers and other service providers;

  the Workers’ Compensation Board with respect to claims;

  the applicable provincial medical services or health insurance plan; and

  parties requesting an employment reference (only basic information provided unless you have authorized a full reference).

We require all of our service providers to adhere to applicable laws. Some of our service providers may maintain personal information outside of Canada. In such circumstances your employee personal information will continue to be safeguarded against unauthorized access, use and disclosure but will be subject to local laws within the applicable jurisdiction.

In addition to the foregoing, the Company may disclose your personal information with your consent or for other purposes authorized or required by law.

LIMITS FOR USING, DISCLOSING AND RETAINING PERSONAL INFORMATION

Your employee personal information will only be used or disclosed for the purposes set out above and as authorized by law.

If personal information about an employee is used to make a decision affecting that or another employee, the personal information will be retained for at least one year following the decision.

The Company will destroy, erase or make anonymous documents or other records containing employee personal information as soon as it is reasonable to assume that the original purpose is no longer being served by retention of the information and retention is no longer necessary for legal or business purposes.

The Company will take due care when destroying employee personal information to prevent unauthorized access to such information.

ACCURACY

The Company will make a reasonable effort to keep employee personal information it is using or disclosing accurate and complete. In most cases, the Company will rely on you to ensure that certain information, such as your street address, e-mail address or telephone number, is current, complete and accurate.

If you demonstrate the inaccuracy or incompleteness of personal information, the Company will amend the information as required. If appropriate, the Company will send the amended information to third parties to whom the information has been disclosed.

When a challenge regarding the accuracy of personal information is not resolved to your satisfaction, the Company will annotate the personal information under its control with a note that a correction was requested but not made.

SAFEGUARDING PERSONAL INFORMATION

The Company protects employee personal information in its custody or control by implementing physical, organization and technological safeguards to protect against unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks.

The Company will utilize contractual or other reasonable means, to require a comparable level of personal information protection from our suppliers, agents and others who assist in the administration of your employment and benefits.

Note that confidentiality and security are not assured when information is transmitted through e-mail or wireless communication.

PROVIDING ACCESS

You have a right to access your personal information held by the Company.

Upon written request and authentication of your identity, the Company will provide you with your employee personal information under our control, information about the ways in which your employee personal information is being used and a description of the individuals and organizations to whom such information has been disclosed.

The Company will make personal information available within 30 days or provide written notice where additional time is required to fulfill the request.

In some situations, the Company may not be able to provide access to certain personal information. This may be the case where, for example, disclosure would reveal personal information about another individual, the personal information is protected by solicitor/client privilege, the information was collected for the purpose of an investigation or where disclosure of the information would reveal confidential commercial information that, if disclosed, could harm the competitive position of The Company. The Company may also be prevented by law from providing access to certain personal information.

Where an access request is refused in whole or in part, the Company will notify you in writing, giving the reason for refusal and outlining further steps which are available to you.

COMPLAINTS, INQUIRIES OR QUESTIONS

The Company will, on request, provide information regarding its complaint response procedure.

Any inquiries, complaints or questions regarding this policy or our compliance with privacy legislation should be directed in writing to our Privacy Officer as follows:

Name: Heather Laxton
Phone: 416.945.3307
Facsimile: 416.977.9555
E-mail: hlaxton@sprottlending.com

SPROTT RESOURCE LENDING CORP.

CODE OF CONDUCT

INTRODUCTION

This Code of Conduct (the “Code”) embodies the commitment of Sprott Resource Lending Corp. (the “Company”) and its subsidiaries to promote honest and ethical conduct and to conduct our business in accordance with all applicable laws, rules and regulations and high ethical standards. All officers, employees, and directors (collectively “Personnel” or “Person”) are expected to adhere to the principles and procedures set forth in this Code.

This Code is intended to deter wrongdoing and promote the following six objectives:

  Honest and ethical conduct;

  Avoidance of conflicts of interest;

  Full, fair, accurate, timely and transparent disclosure;

  Compliance with applicable government and stock exchange laws, rules and regulations;

  Prompt internal reporting of Code violations; and

  Accountability for compliance with the Code.

CODE COMPLIANCE AND REPORTING

Our Personnel should strive to identify and raise potential issues before they lead to problems, and should ask about the application of this Code whenever in doubt. Any Person who knows or believes that any other Person has engaged or is engaging in Company-related conduct that violates applicable law or this Code has the responsibility promptly to report such information to the Chair of the Audit Committee (the “Audit Committee”) of the board of directors of the Company (the “Board”) as set out below.

If you are not comfortable reporting directly to the Chair of the Audit Committee, you may report suspected violations anonymously through our Whistleblower Hotline provided by ConfidenceLine at www.quest-eweb.com. Acting through our Audit Committee and the Board, we will take such disciplinary or preventive action, as we deem appropriate to address any existing or potential violation of this Code brought to our attention.

If you have any questions or concerns about compliance with this Code or you are unsure of what the “right thing” is to do, you are encouraged to speak with your supervisor, manager or other appropriate person within the Company.

Accounting/Auditing Complaints: You can submit any complaints concerning accounting or auditing issues on an anonymous basis to our Audit Committee through the Whistleblower Hotline. For direct access to the Company’s Audit Committee, please address your auditing and accounting related issues or complaints to:

Dale Peniuk
Sprott Resource Lending Corp.
200 Bay Street, Suite 2750
Toronto, ON M5J 2J2

Telephone:   416.943.7100
Email:            dpeniuk@shaw.ca

Third parties may submit complaints concerning accounting or auditing issues directly to the Audit Committee using the above contact information.

All complaints will be considered by the Chair of the Audit Committee and forwarded to one or more appropriate individuals, inside or outside of the Company, for their review. The status of all outstanding concerns addressed to the Chair of the Audit Committee will be reported to the Audit Committee periodically. The members of the Audit Committee may direct specialized support in respect of each such complaint, including the retention of outside advisors or counsel, as may be required, with payment by the Company, for any concern addressed to them.

Failure to comply with the standards outlined in this Code may result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution. Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulatory authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge.

WHISTLEBLOWER PROTECTION

No adverse action or retribution of any kind (including discharge, demotion, suspension, threats or harassment) will be taken by the Company against any Person because he or she reports in good faith a suspected violation of this Code or other irregularity by any person other than the reporting Person. Any Personnel involved in retaliation in contravention of this policy will be subject to disciplinary action by the Company.

PERSONAL CONFLICTS OF INTEREST

A “personal conflict of interest” occurs when a Person's individual interest interferes with the best interests of the Company. A conflict of interest exists where the interests or benefits of a Person conflict with such Person’s ability to act in the best interests of the Company. Personal conflicts of interest, whether actual or apparent, are prohibited as a matter of Company policy, unless they have been approved or waived in writing by the Company.

In particular, a Person must never use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family members, or for any other person, including, but not limited to, loans or guarantees of obligations, from any person or entity.

Service to the Company should never be subordinated to personal gain or advantage. Conflicts of interest, whether actual or apparent, should, to the extent possible, be avoided.

Any Person who is aware of a material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should discuss the matter promptly with a member of the Audit Committee.

Except as permitted by applicable law, the Company shall not, directly or indirectly, including through any subsidiary, extend or maintain credit, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer.

The Company complies with the Canada Business Corporations Act, which requires, among other things, the officers and directors of the Company to act honestly and in good faith with a view to the best interest of the Company and its shareholders, to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such transaction.

PUBLIC DISCLOSURE

It is Company policy that the information in our public communications, including our filings made with the applicable regulatory agencies, be full, fair, accurate, timely and understandable and shall be timely filed or communicated. Our Personnel who are involved in the Company's disclosure process, are responsible for the Company's compliance with this policy. In particular, these individuals are required to maintain familiarity with the disclosure requirements applicable to the Company and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to others, whether within or outside the Company, including the Company's independent auditors.

PROPRIETARY AND CONFIDENTIAL INFORMATION

All Personnel are required to maintain the confidentiality of our proprietary information and those aspects of our business that we have not yet shared with shareholders and the general public. Personnel should take all reasonable measures to protect the confidentiality of non-public information about the Company obtained or created in connection with work activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation. You must use proprietary information only for the Company’s legitimate business purposes, and not for your personal benefit or the personal benefit of anyone else.

Proprietary and confidential information is any information about the Company that has not been disclosed to the public and includes, without limitation, information regarding:

  Lending practices and policies and the terms and conditions of loans made by the Company;

  Actual or projected sales, earnings or operating results or business transactions;

  Customer and supplier lists, relationships with consultants, contracts, business plans and marketing strategies; and

  Personnel

It is the responsibility of all Personnel to know what is confidential or proprietary and ensure that they use it only in the performance of their duties with the Company. If unsure, consider any information to be confidential until you obtain clarification from an appropriate and authorized source.

All Personnel must also treat what they learn about our customers, joint venture partners and suppliers and each of their businesses as confidential information. The protection of such information is of the highest importance and must be discharged with care for the Company to merit the continued confidence of such persons. Confidential information to such third parties is information each of them would reasonably consider private, which is not common knowledge outside of that entity and which a Person has learned as a result of his or her position with the Company.

PROTECTION AND PROPER USE OF COMPANY ASSETS

Personnel are entrusted with the care, management and cost-effective use of the Company’s property and should not make use of such resources for their own personal benefit or purposes or for the personal benefit of anyone else.

Personnel are responsible for ensuring that all Company property assigned to them for their use is maintained in good condition and each Person should be able to account for any such property. Any dispositions of Company property should be for the benefit of the Company and not for personal benefit.

ACCEPTING OR GIVING GIFTS

Personnel must avoid activities or relationships that conflict with the Company’s interests or adversely affect the Company’s reputation. The types of activities and relationships you must avoid include, but are not limited to:

  Accepting or soliciting a gift, favour, or service that is intended to, or might appear to, influence decision-making or professional conduct; and

  Giving or offering to give any gift, gratuity, favour, entertainment, reward, “bribe” or “kickback” or any other thing of value that might influence or appear to influence the judgment or conduct of the recipient in the performance of his or her job. This includes transactions with government personnel, customers and suppliers.

Personnel may give or receive unsolicited gifts or entertainment only in cases where the gifts or entertainment are of nominal value, are customary to the industry, will not violate any laws and will not influence or appear to influence the recipient’s judgment or conduct.

FAIR DEALING

Personnel should endeavour to deal fairly with the Company’s customers, suppliers, competitors and other employees. No one should take unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

It is Company policy to comply with all applicable laws, rules and regulations, including all applicable stock exchange rules and securities regulations. It is the personal responsibility of each Person to adhere to the standards and restrictions imposed by those laws, rules and regulations. If a Person is not aware or familiar with the laws, rules or regulations that apply specifically to our business, he or she must request such information from a member of the Audit Committee. No Person may interfere with or seek to improperly influence, directly or indirectly, the auditing of our financial results or records.

COMPLIANCE, AMENDMENT, MODIFICATION AND WAIVER

It is the role of the Board to seek to monitor compliance with this Code. This Code may be amended or modified by the Board. Waivers from this Code may only be granted by the Board or a committee of the Board with specific delegated authority and will generally only be granted in appropriate circumstances upon full review and consideration of a request for a waiver, on a case-by-case basis. All matters of concern, including requests for waivers, shall be communicated to the Chief Executive Officer. The terms of this Code are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.